1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

March 22, 2019

VIA EDGAR

Mr. James E. O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment Nos. 2,034-2,036

Dear Mr. O’Connor:

This letter responds to your comments with respect to the following post-effective amendment (“PEA”) numbers to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of each series of the Trust (each, a “Fund”) listed below:

Series Name	PEA Number
iShares iBonds Dec 2026 Term Muni Bond ETF	2,034
iShares iBonds Dec 2027 Term Muni Bond ETF	2,035
iShares iBonds Dec 2028 Term Muni Bond ETF	2,036

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on February 28, 2019. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response, which is applicable to each Fund. Capitalized terms not otherwise defined in this letter have the meanings assigned in each Fund’s registration statement.

Comment 1:    Please include a completed fee table and cost example with your comment response letter, filed at least two weeks before effectiveness.

Response:       The Trust has provided a completed fee table in each Fund’s Prospectus at least one to two weeks prior to the filing becoming effective.

Securities and Exchange Commission

March 22, 2019

Comment 2:     We note that the name of the Underlying Index refers only to callable bonds, but the Underlying Index also tracks non-callable bonds.

Response:        The name of the Underlying Index is determined by the Index Provider. The Trust respectfully notes that the “Principal Investment Strategies” section of each Fund’s Prospectus currently includes disclosure clarifying when callable bonds are eligible for inclusion in the Underlying Index consistent with the reference to the “Callable Factor Adjusted” feature referenced in the Underlying Index’s name.

Comment 3:     Please clarify what entities are encompassed by the term, “federal district governments or agencies.” Please also clarify: Are bonds issued by U.S commonwealths and U.S. territories included in the index – i.e., Puerto Rico, U.S. Virgin Islands, U.S. Samoa, and Guam? If so, please provide the appropriate risk disclosure.

Response:        The Underlying Index excludes bonds issued by U.S. territories and the Commonwealth of Puerto Rico. In response to the Staff’s comment, the Trust will modify the following disclosure to the “Principal Investment Strategies” section of each Fund’s Prospectus as reflected in bold below:

The Underlying Index includes municipal bonds primarily from issuers that are state, ~~local or~~ federal district, or local governments or agencies such that the interest on the bonds is exempt from U.S. federal income taxes. Bonds issued by U.S. territories and the Commonwealth of Puerto Rico are excluded from the Underlying Index.

The Fund is a series of the iShares iBonds® fixed maturity series of bond exchange-traded funds (“ETFs”) sponsored by BlackRock, Inc. (“BlackRock”). The iBonds® fixed maturity series do not invest in U.S. savings bonds or other U.S. government bonds (except to the extent the funds hold cash equivalent instruments consistent with their investment objectives) and are not designed to provide protection against inflation. The Fund does not invest in U.S. federal government agency bonds.

Comment 4:    The disclosure states that the Underlying Index “primarily” includes municipal bonds that pay interest that is “exempt from U.S. federal income taxes.” What does “primarily” mean? Subsequently, in the same paragraph, the disclosure states that “[t]o remain in the Underlying Index, bonds must…not be subject to the federal alternative minimum tax (“AMT”) as of each rebalancing date.” Are the two statements inconsistent? Please disclose the percentage of the components of the Underlying Index that are municipal bonds that pay interest exempt from the AMT.

Response:       The Trust respectfully submits that the word “primarily” is included because in the last few months of the Funds’ operations, as the municipal bonds held by the Funds mature, the proceeds will not be reinvested in municipal bonds, but rather will be held in cash and cash equivalents. The Trust further confirms that with the exception of the last few months of the Funds’ operations, the Funds will hold at least 80% in AMT-Free municipal bonds.

Securities and Exchange Commission

March 22, 2019

Comment 5:    We believe that it could be confusing to use different terms for the same date - i.e., “index maturity year”, “Underlying Index year of maturity”, and “term of the Fund”? Why not, for example, simply use “2026” – assuming that is the year referred to?

Response:       The Trust respectfully declines to change the current disclosure, as the Trust believes the current disclosure emphasizes that each Fund has a limited term.

Comment 6:    Please define the concept of a “pre-refunded bond.”

Response:       The requested change has been made.

Comment 7:    We believe that it would be helpful to investors if each Fund’s Prospectus, where appropriate, discussed the effects of the recently-enacted tax legislation on the municipal bond market, including: the increase in the AMT phase-out (if relevant); the cap enacted on individual state and local taxes (“SALT”) deductions; the lower corporate tax rate and the repeal of the corporate AMT on municipal bond investments by corporations; and the elimination of the tax-exempt treatment of “pre-refunded bonds,” which are issued in advanced refundings. With respect to the cap on individual SALT deductions, we note that individuals in high-tax states are being advised to invest in municipal bonds to eliminate SALT on interest that can no longer be deducted. Please disclose prominently that, because each Fund is a national municipal bond fund, this strategy may not work at all and will certainly not work as well as investing in a fund that invests only in bonds issued by municipalities in their home state (or purchasing such bonds directly).

Response:       In response to the Staff’s comment, the Trust will add the following disclosure to each Fund’s Municipal Securities Risk reflected in bold below:

Municipal Securities Risk. Municipal securities backed by current or anticipated revenues from a specific project or specific assets can be negatively affected by the discontinuance of the tax benefits supporting the project or assets or the inability to collect revenues from the project or the assets. Municipal securities may be less liquid than taxable bonds, and there may be less publicly available information on the financial condition of municipal security issuers than for issuers of other securities. Recent tax reform legislation may affect the market for municipal bonds. Because issuances of advance refunding bonds after December 31, 2017 are no longer tax exempt, the total supply of municipal bonds could decrease going forward, boosting the scarcity value of existing municipal bonds. In addition, the reduction of the U.S. corporate income tax rate to 21% could make municipal obligations less attractive to certain institutional investors such as banks and property and casualty insurance companies, resulting in lower demand for municipal obligations. However, the new limit on deductions of state and local taxes could increase demand for bonds whose interest is exempt from state tax. There is no guarantee that the Fund’s income, that is derived from municipal securities, will be exempt from U.S. federal income taxes, state income taxes, the federal AMT or the federal Medicare contribution tax of 3.8% on “net investment income.” The Fund and BFA will rely on the opinion of issuers’ bond counsel on the tax-exempt status of interest on municipal bonds. Neither the Fund nor BFA will independently review the bases for those tax opinions, which may ultimately be determined to be incorrect, potentially resulting in the Fund and its shareholders being subject to substantial tax liabilities.

Securities and Exchange Commission

March 22, 2019

Comment 8:      Please clarify the meaning of the phrase, “monthly rebalances occurring in rolling two year period.”

Response:         The requested change has been made.

Comment 9:      Please consider making the following change to the “Principal Investment Strategies” section in each Fund’s Prospectus:

The Fund is a series of the iShares iBonds® fixed maturity series of bond exchange-traded funds (“ETFs”) sponsored by BlackRock, Inc. (“BlackRock”). The iBonds® fixed maturity series do not invest in U.S. savings bonds or other U.S. government or agency bonds (except to the extent the funds hold cash equivalent instruments consistent with their investment objectives) and are not designed to provide protection against inflation.

Response:         In response to the Staff’s comment, the Trust will add the following disclosure to the “Principal Investment Strategies” section in each Fund’s Prospectus:

The Fund is a series of the iShares iBonds® fixed maturity series of bond exchange-traded funds (“ETFs”) sponsored by BlackRock, Inc. (“BlackRock”). The iBonds® fixed maturity series do not invest in U.S. savings bonds or other U.S. government bonds (except to the extent the funds hold cash equivalent instruments consistent with their investment objectives) and are not designed to provide protection against inflation. The Fund does not invest in U.S. federal government agency bonds.

Comment 10:  The disclosure states that each Fund will normally invest at least 90% of its assets in the component securities of the Underlying Index, but that, when conditions warrant, each Fund may invest 80% or more of its assets in the securities of the Underlying Index - the “S&P AMT-Free Municipal Callable Factor Adjusted 2026 Series Index”. Under Rule 35d-1 the investments of an “AMT-free” municipal bond fund are more restricted than those of a regular municipal bond fund – such as each Fund. An AMT-free municipal bond fund may invest no more than 20% of its assets in municipal bonds subject to the AMT (i.e., “private activity” bonds, which finance activities outside the scope of normal government functions) and other investments subject to ordinary income and/or capital gains taxation, such as derivatives. However, Rule 35d-1 does not apply to the Underlying Index because it is not a fund. On the other hand, Rule 35d-1 does not require each Fund to make any investments in AMT-free municipal bonds. Nevertheless, because the disclosure states that each Fund is required to invest no more than 90%, and at times no more than 80%, of its assets in the components of the Underlying Index, it is not clear how much of each Fund’s assets may consist of assets subject to the AMT or ordinary income and capital gains taxation. In addition, as commented above, the strategy disclosure is unclear about the extent to which the components of the Underlying Index must comprise AMT-free municipal bonds. Please clarify the extent to which each Fund could be subject to the AMT on its municipal bond investments and to ordinary income and capital gains taxation on its derivatives investments and any pre-refunded bonds. Please also disclose that to the extent that the bonds held by each Fund were not issued by municipalities within the state in which an in investor lives, the interest will be subject to state and local income taxes and, in any case, any capital gains realized on the sale of municipal bonds held by each Fund will be taxable to investors.

Securities and Exchange Commission

March 22, 2019

Response:        The Trust respectfully declines to change the disclosure at this time. The Trust directs the Staff’s attention to the “Principal Investment Strategies” section of each Fund’s Prospectus which states that each Fund tracks an index that measures the performance of bonds which are not subject to AMT, as of each rebalancing date. The Trust further notes that each Fund’s name does not reference AMT-free municipal bonds and that each Fund has a fundamental investment policy under which each Fund, under normal circumstances, will invest at least 80% of the value of its net assets, plus any borrowings for investment purposes, in investments the income of which is free from federal income tax, including the AMT. Finally, the Trust directs the Staff’s attention to “Taxes—Sales of Shares” and “Taxes—Tax-Exempt Interest Income” in each Fund’s Statement of Additional Information which disclose the appropriate tax consequences of an investment in each Fund.

Comment 11:  Please state each Fund’s planned termination date in the “Declining Yield Risk” risk factor.

Response:       The Trust respectfully directs the Staff’s attention to the “More Information About the Fund” section in each Fund’s Prospectus which states: “The Fund will wind up and terminate on or about December 1, [2026, 2027 or 2028, as applicable].” The Trust further directs the Staff’s attention to the “Investment Strategies and Risks” section in each Fund’s Statement of Additional information which states “On or about December 1, [2026, 2027 or 2028, as applicable], the Fund will wind up and terminate.” Accordingly, the Trust respectfully declines to change the current disclosure.

Comment 12:  We believe it would be more beneficial if these risks are reordered based on the level of risk, with the most significant risks to the fund listed first. The level of risk should be based on a reasonable assessment of both (i) the amount of loss the fund may incur as a result of the risk; and (ii) the likelihood of the event giving rise to the risk. We believe that listing risks based on the level of significance will benefit investors by putting them on notice as to which risks they should be most concerned about. Also, placing the most significant risks toward the beginning of the principal risk disclosure increases the likelihood that an investor will read that risk. In particular, we note that the interest rate, liquidity, and tax risks associated with investing in municipal bonds are particularly significant for each Fund. We note that the Director of the Division of Investment Management has recently addressed the practice of some funds of listing risk factors in alphabetical order. See: https://www.sec.gov/news/speech/speech-blass-102518.

Response:       The Trust has reviewed the risk disclosure and respectfully submits that the current order of the risk factors is appropriate. In response to the Staff’s comment, the Trust has revised the disclosure to add the following to the sections of each Fund’s Prospectus entitled “Fund Overview – Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”:

“The order of the below risk factors does not indicate the significance of any particular risk factor.”

Comment 13:  Please include, where appropriate, the following tax risks: If each Fund invests in municipal bonds that are not AMT-free, interest on those bonds received by an investor who is subject to the AMT will be taxed at the applicable AMT rate (which could be 26% or more).

Securities and Exchange Commission

March 22, 2019

Interest paid on the municipal bonds held by each Fund, whether or not subject to the AMT or federal income taxation, is included in an investor’s modified adjusted gross income when determining how much of his or her Social Security benefit is taxable. The tax-exempt interest Fund investors receive may increase the amount they pay for Medicare Part B or Medicare prescription drug coverage. Only interest from bonds issued by municipalities within a Fund investor’s home state may be exempt from state and local taxation. When each Fund sells municipal bonds, any gain realized will be taxed as capital gain, but, if the Fund purchased the bond at a discount equal to or greater than a quarter point per year until maturity, the gain will be taxed as ordinary income. The income and gain from each Fund’s investments in derivatives will be ordinary and capital gain income and the interest from its cash equivalents will be ordinary income.

Response:       The Trust respectfully declines to change the disclosure at this time. The Trust directs the Staff’s attention to “Tax Risk” in each Fund’s Prospectus and “Taxes—Tax-Exempt Interest Income” in each Fund’s Statement of Additional Information which disclose the appropriate tax risks associated with an investment in each Fund.

Comment 14:  Please consider making the following changes to the “Tax Risk” in each Fund’s Prospectus:

Tax Risk. There is no guarantee that the Fund’s income will be exempt from U.S. federal income taxes, the federal AMT or the federal Medicare contribution tax of 3.8% on “net investment income.” The Index Provider relies on the bond issuer’s prospectus disclosure of the opinion from its counsel as to the tax-exempt status of the investment. Similarly, for municipal bonds not represented in the Underlying Index, BFA relies on prospectus disclosure of the tax opinion from the bond issuer’s counsel. Neither BFA nor the Fund guarantees that these opinions are correct, and there is no assurance that the U.S. Internal Revenue Service (“IRS”) will agree with the bond issuer’s counsel’s tax opinion. Issuers or other parties generally enter into covenants requiring continuing compliance with U.S. federal tax requirements to preserve the tax-free status of interest payments over the life of the security. If at any time the covenants are not complied with, or if the IRS otherwise determines that the issuer did not comply with relevant tax requirements, interest payments from a security could become federally taxable, possibly retroactively to the date the security was issued, and the security could decline significantly in value. For municipal bonds not included in the Underlying Index, BFA will generally seek to obtain bonds that pay interest that is exempt from U.S. federal income taxes, the federal AMT and the federal Medicare contribution tax. The interest on any money market instruments or other cash equivalents and any derivatives held by the Fund may be subject to federal, state and local income taxation ~~to the federal AMT or~~ and the federal Medicare contribution tax.

Events occurring after the date of issuance of a municipal bond or after the Fund’s acquisition of a municipal bond may result in a determination that interest on that bond is includible in gross income for U.S. federal, state and local income tax, federal AMT or federal Medicare contribution tax purposes retroactively to its date of issuance. Such a determination may cause a portion of prior distributions by the Fund to its shareholders to be taxable to those shareholders in the year of receipt. U.S. federal or state changes in income, federal AMT or federal Medicare contribution tax rates or in the tax treatment of municipal bonds may make municipal bonds less attractive as

Securities and Exchange Commission

March 22, 2019

investments and cause them to lose value. If the IRS determines an issuer of a municipal security has not complied with applicable tax requirements, interest from the security could become taxable, even retroactively, and the securities could decline significantly in value.

Response:        The requested change has been made.

Comment 15:  Because investments in municipal bonds are very often illiquid, please clarify what is meant by the statements that each Fund has implemented the “initial portions” and “certain aspects” of the Fund’s “Liquidity Program.” As a member of a “larger entity” (a “group of related investment companies,” having net assets of $1 billion or more as of the end of the most recent fiscal year), the Funds should now: be assessing, managing, and reviewing periodically its portfolio liquidity risk; have set a limit on illiquid investments; and have adopted policies and procedures for in-kind redemptions. We note, however, that certain other requirements of Rule 22e-4 and certain public disclosure requirements have been delayed to 6/1/19 for the Funds. See Investment Company Liquidity Disclosure Release No. IC-33142 (June 28, 2018) https://www.sec.gov/rules/final/2018/ic-33142.pdf and Investment Company Liquidity Risk Management Programs Release No. IC-32315 (Oct. 13, 2016), https://www.sec.gov/rules/final/2016/33-10233.pdf.

Response:       The Trust directs the Staff’s attention to “Investment Strategies and Risks—Illiquid Securities” in each Fund’s Statement of Additional information, which states: “If illiquid investments exceed 15% of the Fund’s net assets, the Liquidity Rule and the Liquidity Program will require that certain remedial actions be taken.” Further, the Trust notes that “Investment Strategies and Risks—Liquidity Risk Management Rule Risk” currently discloses that “Under the Liquidity Program, BFA, assesses, manages, and periodically reviews the Fund’s liquidity risk.” Accordingly, the Trust respectfully declines to make any changes to the disclosure prior to the full effectiveness of Rule 22e-4 on June 1, 2019.

****

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Adithya Attawar

Deepa Damre

Nicole Hwang

Curtis Tate